FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

<u>Bear Stearns Asset Backed Securities I LLC</u>	<u>0001283557</u>
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
<u>Form 8-K, April 12, 2005, Series 2005-AQ1</u>	<u>333-113636</u>

Name of Person Filing the Document
(If Other than the Registrant)

05050884

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES I LLC

By: ______________________________

Name: Baron Silverstein
Title: Vice President

Dated: April 12, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

	Deal Name		Data	
Loan Type	Fixed	%	18.3	
	Balloons	%	0	
	2/28 Arms	%	57.92	
	3/27 Arms	%	23.79	
	Other Hybrid Arms	%	0	
Index	1-Month LIBOR	%	0	
	6-Month LIBOR	%	81.7	
	Other Index	%	0	
MI Data	MI Flag	Y/N	N	
	% of Pool Covered	%	0	
	Effective LTV	%	0	
Loan Balance Distribution	$ 0-25,000	# & %	Data	Data
	$ 25,001-50,000	# & %	8	0.13
	$ 50,001-75,000	# & %	290	5.68
	$ 75,001-100,000	# & %	276	7.55
	$ 100,001-150,000	# & %	523	20.36
	$ 150,001-200,000	# & %	281	15.18
	$ 200,001-250,000	# & %	161	11.26
	$ 250,001-300,000	# & %	122	10.51
	$ 300,001-350,000	# & %	88	8.87
	$ 350,001-400,000	# & %	70	8.25
	$ 400,001-450,000	# & %	41	5.47
	$ 450,001-500,000	# & %	26	3.85
	$ 500,001-550,000	# & %	6	1.00
	$ 550,001-600,000	# & %	5	0.91
	$ 600,001-650,000	# & %	4	0.78
	$ 650,001-700,000	# & %	1	0.21
	$ 700,001-750,000	# & %	0	0.00
	$ 750,001-800,000	# & %	0	0.00
	$ 800,001-850,000	# & %	0	0
	$ 850,001-900,000	# & %	0	0.00
	$ 900,001-950,000	# & %	0	0.00
	$ 950,001-1,000,000	# & %	0	0.00
	> $ 1,000,001	# & %	0	0.00
Geographic Distribution	AK	%	0.45	
	AL	%	0.72	
	AR	%	0.11	
	AZ	%	4.64	
	CA	%	21.31	
	CO	%	1.58	
	CT	%	0.91	
	DC	%	0.00	
	DE	%	0.18	
	FL	%	12.23	
	GA	%	1.42	
	HI	%	0.76	

IA	%	0.53
ID	%	0.03
IL	%	7.49
IN	%	2.23
KS	%	0.34
KY	%	0.54
LA	%	1.03
MA	%	0.87
MD	%	3.77
ME	%	0.16
MI	%	5.38
MN	%	1.50
MO	%	2.27
MS	%	0.33
MT	%	0.00
NC	%	0.59
ND	%	0.08
NE	%	0.11
NH	%	0.21
NJ	%	4.32
NM	%	0.53
NV	%	1.66
NY	%	10.13
OH	%	0.42
OK	%	0.53
OR	%	0.16
PA	%	2.83
RI	%	0.10
SC	%	0.18
SD	%	0.05
TN	%	1.23
TX	%	2.30
UT	%	0.76
VA	%	0.00
VT	%	0.00
WA	%	1.50
WI	%	1.45
WV	%	0.00
WY	%	0.07

Please populate column D (&E) with the corresponding pool characteristics in Column B.

- For values in currency format, omit $.
- For values in percentage format, provide data to 3 decimal places and omit %.
- For WAC Net Rate, subtract servicing fee, trustee fee, and initial MI fee.
- For MI Flag, Y or N.

Balance	# of loans	WAC	WA FICO	WA LTV	Owner Occ %	Cashout Refi%
$600,000-650,000	4	6.702	615	89.40	100.00	0.00
$650,001-700,000	1	6.700	550	85.00	100.00	100.00
$700,001-750,000	0.00	0.00	0.00	0.00	0.00	0.00
$751,001-800,000	0.00	0.00	0.00	0.00	0.00	0.00
$800,001-850,000	0.00	0.00	0.00	0.00	0.00	0.00
$850,001-900,000	0.00	0.00	0.00	0.00	0.00	0.00
$900,001-950,000	0.00	0.00	0.00	0.00	0.00	0.00
$950,001-1,000,000	0.00	0.00	0.00	0.00	0.00	0.00
>$1,000,000	0.00	0.00	0.00	0.00	0.00	0.00

Full Doc%
74.66
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00

Please populate appropriate loan characteristics for each loan bucket.

Percentage by range

Loans without MI

FICOs

LTVs		<450	451-500	501-550	551-600	601-650	651-700	701-750	>750
	<20								
	20-30								
	30-40								
	40-50								
LTVs	50-60								
	60-70								
	70-80	0.00	64.92	0.00	35.08	0.00	0.00	0.00	
	80-90	0.00	16.95	32.94	28.43	15.36	5.20	1.12	
	90-100	0.00	0.30	12.69	50.86	27.05	6.79	2.31	
	>100								

Loans with MI

FICOs

LTVs		<450	451-500	501-550	551-600	601-650	651-700	701-750	>750
	<20								
	20-30								
	30-40								
	40-50								
LTVs	50-60								
	60-70								
	70-80								
	80-90								
	90-100								
	>100								

Please provide a breakdown of percentages for each cell of the matrix for loans that fall within the appropriate category brokendown between loans with MI and loans without MI as well as the loan count for each breakdown in the matrices below. The sum of the percentages for the with MI and without MI percentages should equal 100%. The sum of the loans in the matrices below should equal the number of loans in the pool. If FICO is not available for loan, default to <450 bucket. If deal does not have MI, provide data for the entire pool in the "Loans without MI" matrix.

Roxborough, Claude W.

To: Durden, Robert R (Exchange)
Subject: RE: Info requests for bear

-----Original Message-----
From: Durden, Robert R (Exchange) [mailto:rdurden@bear.com]
Sent: Tuesday, April 12, 2005 12:31 PM
To: Michelson, Bradley (Exchange)
Cc: Roxborough, Claude W.
Subject: RE: Info requests for bear

(1) For total mortgage loan pool:
> Stratifications for: Attached
> Initial caps Attached
> Periodic caps Attached
> Schedule of reset dates Attached
>
>
> (2) Could you also rerun (for the total mortgage loan pool) the
> mortgage loan principal balance stratification breaking out the first
> bucket ($1- $1000,000) into: Attached
> $1- $50,000 and
> $50,001= $100,000.
>
>
> (3) Do you know if there are silent seconds associated with this
> collateral pool. If so, could you break out the loans w/silent
> seconds and run stratifications on that sub segment of the portfolio?

3.23% of the mortgage pool has a silent second. Attached are strats for those loans.

The information contained herein will be supplemented by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets.

Robert R. Durden
Fixed Income
Mortgage Finance
Bear, Stearns & Co. Inc.
383 Madison Avenue
New York, NY 10179
(212) 272-5714 Tel
(212) 272-5591 Fax

ORIGINAL PRINCIPAL BALANCE						
ORIGINAL BALANCE	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg COMBO LTV**
- 50,000.99	8	399,894.34	0.13	49,986.79	627.1262	86.0769
50,001.00 - 100,000.99	566	42,203,514.23	13.23	74,564.51	611.1222	89.4022
100,001.00 - 200,000.99	803	113,206,754.11	35.48	140,979.77	614.4880	90.0172
200,001.00 - 300,000.99	283	69,352,764.88	21.73	245,062.77	616.3374	89.2796
300,001.00 - 400,001.00	159	54,924,262.51	17.21	345,435.61	622.0242	89.5418
400,001.01 - 500,000.99	67	29,763,086.40	9.33	444,225.17	622.1236	89.2310
500,001.00 - 600,000.99	11	6,076,672.92	1.90	552,424.81	623.2621	88.0367
600,001.00 - 700,000.99	5	3,161,869.48	0.99	632,373.90	601.6755	88.4856
TOTAL	**1,902**	**319,088,818.87**	**100.00**	**167,764.89**	**616.5102**	**89.5626**

Collateral Grouped by Init. Rate Cap			
PRODUCT INIT RATE CAP	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**
FIXED	**379**	**58,386,327.94**	**18.30**
0.000	379	58,386,327.94	18.30
LIBOR 2/6 ARM	**1,124**	**184,804,489.80**	**57.92**
1.900	1	62,100.00	0.02
1.950	1	127,619.00	0.04
2.000	1,122	184,614,770.80	57.86
LIBOR 3/6 ARM	**399**	**75,898,001.13**	**23.79**
1.975	1	54,400.00	0.02
2.000	398	75,843,601.13	23.77
TOTAL	**1,902**	**319,088,818.87**	**100.00**

Collateral Grouped by Per. Rate Cap			
PRODUCT PER RATE CAP	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**
FIXED	**379**	**58,386,327.94**	**18.30**
0.000	379	58,386,327.94	18.30
LIBOR 2/6 ARM	**1,124**	**184,804,489.80**	**57.92**
1.000	1,124	184,804,489.80	57.92
LIBOR 3/6 ARM	**399**	**75,898,001.13**	**23.79**
1.000	399	75,898,001.13	23.79
TOTAL	**1,902**	**319,088,818.87**	**100.00**

Collateral Grouped by Next Adjust			
PRODUCT NEXT RATE ADJ DATE1	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**
FIXED	**379**	**58,386,327.94**	**18.30**
	379	58,386,327.94	18.30
LIBOR 2/6 ARM	**1,124**	**184,804,489.80**	**57.92**
20061201	11	2,032,665.64	0.64
20070101	275	48,045,191.12	15.06
20070201	838	134,726,633.04	42.22
LIBOR 3/6 ARM	**399**	**75,898,001.13**	**23.79**
20071201	4	829,552.07	0.26
20080101	81	16,828,931.46	5.27
20080201	314	58,239,517.60	18.25
TOTAL	**1,902**	**319,088,818.87**	**100.00**

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED	15	1,891,308.86	18.35	7.50620	6.99770	126,133.33	360	359	1	624	42.69	84.24	94.52	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	62	6,680,024.31	64.81	8.15739	7.64889	107,780.56	360	359	1	606	39.20	87.35	94.45	5.99656	2.00000	1.00000	6.00000	23
LIBOR 3/6 ARM	13	1,735,377.27	16.84	8.60413	8.09563	133,508.08	360	359	1	596	41.42	88.90	94.93	5.64721	2.00000	1.00000	6.00000	35
TOTAL	**90**	**10,306,710.44**	**100.00**	**8.11311**	**7.60461**	**114,555.56**	**360**	**359**	**1**	**608**	**40.21**	**87.04**	**94.54**	**5.92452**	**2.00000**	**1.00000**	**6.00000**	**25**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
50,000.00 - 99,999.99	56	3,901,854.09	37.86	8.3906	7.8821	359	1	69,675.97	87.44	94.66	602
100,000.00 - 149,999.99	18	2,253,814.83	21.87	8.1465	7.6380	359	1	125,211.94	87.56	94.92	610
150,000.00 - 199,999.99	6	1,029,809.32	9.99	8.4797	7.9712	359	1	171,634.89	88.37	94.43	562
200,000.00 - 249,999.99	4	888,211.16	8.62	9.1339	8.6254	359	1	222,052.79	87.36	93.78	584
250,000.00 - 299,999.99	1	292,500.00	2.84	7.6000	7.0915	359	1	292,500.00	90.00	95.00	679
300,000.00 - 349,999.99	1	306,000.00	2.97	6.8500	6.3415	359	1	306,000.00	82.70	92.23	564
350,000.00 - 399,999.99	3	1,095,175.64	10.63	6.6999	6.1914	358	2	365,058.55	84.47	94.38	674
500,000.00 - 549,999.99	1	539,345.40	5.23	7.4500	6.9415	358	2	539,345.40	85.00	95.00	616
TOTAL	**90**	**10,306,710.44**	**100.00**	**8.1131**	**7.6046**	**359**	**1**	**114,519.00**	**87.04**	**94.54**	**608**

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
6.000 - 6.249	1	363,138	3.52	6.0000	5.4915	358	2	6.0000	6.0000	363,138	81.69	96.66	650
6.250 - 6.499	1	367,800	3.57	6.4500	5.9415	359	1	6.4500	6.4500	367,800	81.73	91.51	662
6.750 - 6.999	2	424,800	4.12	6.8360	6.3275	359	1	6.8000	6.8500	212,400	84.74	93.00	570
7.000 - 7.249	5	459,543	4.46	7.1460	6.6375	359	1	7.1000	7.2000	91,909	85.91	95.23	665
7.250 - 7.499	6	1,023,945	9.93	7.4046	6.8961	358	2	7.3000	7.4500	170,658	85.48	94.81	624
7.500 - 7.749	8	1,170,173	11.35	7.6408	7.1323	358	2	7.5500	7.7400	146,272	89.56	94.87	651
7.750 - 7.999	9	833,082	8.08	7.8331	7.3246	358	2	7.7500	7.9000	92,565	87.33	94.45	604
8.000 - 8.249	13	1,183,987	11.49	8.1219	7.6134	359	1	8.0500	8.2000	91,076	87.12	94.71	617
8.250 - 8.499	6	701,383	6.81	8.3165	7.8080	359	1	8.2500	8.4500	116,897	86.16	94.90	575
8.500 - 8.749	9	971,888	9.43	8.5954	8.0869	359	1	8.5000	8.7000	107,988	89.37	94.44	568
8.750 - 8.999	12	1,227,495	11.91	8.8352	8.3267	359	1	8.7500	8.9500	102,291	88.19	94.60	587
9.000 - 9.249	4	265,366	2.57	9.0772	8.5687	358	2	9.0000	9.1500	66,342	87.98	95.00	621
9.250 - 9.499	6	580,213	5.63	9.3725	8.8640	359	1	9.2500	9.4000	96,702	86.94	95.00	592
9.500 - 9.749	1	84,109	0.82	9.6000	9.0915	358	2	9.6000	9.6000	84,109	90.00	95.00	559
9.750 - 9.999	2	131,503	1.28	9.8993	9.3908	358	2	9.8380	9.9500	65,751	90.00	95.00	564
10.000 - 10.249	3	411,636	3.99	10.0439	9.5354	358	2	10.0000	10.1500	137,212	86.46	92.46	572
10.250 - 10.499	2	106,650	1.03	10.2500	9.7415	359	1	10.2500	10.2500	53,325	87.49	95.00	562
TOTAL	**90**	**10,306,710**	**100.00**	**8.1131**	**7.6046**	**359**	**1**	**6.0000**	**10.2500**	**114,519**	**87.04**	**94.54**	**608**

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
80.01 - 85.00	45	5,347,981.71	51.89	7.90099	7.39249	359	1	118,844.04	84.30	94.25	599
85.01 - 90.00	45	4,958,728.73	48.11	8.34189	7.83339	359	1	110,193.97	90.00	94.86	617
TOTAL	**90**	**10,306,710.44**	**100.00**	**8.11311**	**7.60461**	**359**	**1**	**114,519.00**	**87.04**	**94.54**	**608**

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
85.01 - 90.00	3	226,739.46	2.20	8.20793	7.69943	358	2	75,579.82	85.00	90.00	585
90.01 - 95.00	85	9,644,975.27	93.58	8.19762	7.68912	359	1	113,470.30	87.31	94.56	607
95.01 - 100.00	2	434,995.71	4.22	6.18997	5.68147	358	2	217,497.86	82.19	96.63	642
TOTAL	**90**	**10,306,710.44**	**100.00**	**8.11311**	**7.60461**	**359**	**1**	**114,519.00**	**87.04**	**94.54**	**608**

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
500 - 519	6	543,524.62	5.27	90,587.44	8.61932	88.87	94.01	513
520 - 539	9	893,872.94	8.67	99,319.22	8.05803	86.63	95.00	530
540 - 559	11	1,190,173.52	11.55	108,197.59	8.84772	88.66	95.00	552
560 - 579	22	2,131,050.24	20.68	96,865.92	8.48432	86.17	93.68	568
580 - 599	6	735,914.07	7.14	122,652.35	8.22640	85.71	94.81	588
600 - 619	4	764,666.16	7.42	191,166.54	7.55538	85.54	94.70	614
620 - 639	3	419,442.65	4.07	139,814.22	8.33510	87.47	95.00	628
640 - 659	9	1,168,683.73	11.34	129,853.75	7.81314	86.92	95.51	650
660 - 679	6	932,820.00	9.05	155,470.00	7.35842	86.34	93.51	670
680 - 699	3	332,885.06	3.23	110,961.69	7.84652	90.00	95.00	688
700 - 719	4	579,158.44	5.62	144,789.61	7.71633	89.34	94.99	713
720 - 739	3	364,600.00	3.54	121,533.33	7.33356	85.09	94.48	727
740 - 759	4	249,919.01	2.42	62,479.75	8.17739	88.72	95.00	750
TOTAL	**90**	**10,306,710.44**	**100.00**	**114,519.00**	**8.11311**	**87.04**	**94.54**	**608**

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	11	1,437,884.60	13.95
Condominium	2	305,711.16	2.97
PUD	11	1,905,389.98	18.49
Single Family	66	6,657,724.70	64.60

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
TOTAL	90	10,306,710.44	100.00

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	45	4,612,348.58	44.75
Owner Occupied	45	5,694,361.86	55.25
TOTAL	90	10,306,710.44	100.00

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	52	5,463,050.57	53.00
Limited	6	1,072,888.67	10.41
Stated Income	23	2,911,757.43	28.25
Stated/Stated	9	859,013.77	8.33
TOTAL	90	10,306,710.44	100.00

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
10.01 - 15.00	2	182,203.85	1.77	91,101.93	7.97117	90.00	95.00	14.33
15.01 - 20.00	1	63,714.07	0.62	63,714.07	8.85000	85.00	95.00	16.30
20.01 - 25.00	6	673,695.96	6.54	112,282.66	8.11519	86.35	95.00	23.25
25.01 - 30.00	6	612,387.96	5.94	102,064.66	8.96167	86.94	93.33	27.24
30.01 - 35.00	9	759,579.79	7.37	84,397.75	8.69739	86.35	94.51	32.59
35.01 - 40.00	22	2,299,053.88	22.31	104,502.45	8.19059	86.70	94.09	38.62
40.01 - 45.00	15	1,572,045.15	15.25	104,803.01	8.30565	88.39	94.47	42.11
45.01 - 50.00	26	3,803,382.12	36.90	146,283.93	7.71066	86.98	94.91	47.27
50.01 - 55.00	1	55,190.65	0.54	55,190.65	9.10000	85.00	95.00	50.90
55.01 - 60.00	2	285,457.01	2.77	142,728.51	8.14641	85.79	94.76	56.48
TOTAL	90	10,306,710.44	100.00	114,519.00	8.11311	87.04	94.54	40.21

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	5	1,256,695.71	12.19
Purchase	84	8,852,014.73	85.89
Rate/Term Refinance	1	198,000.00	1.92
TOTAL	**90**	**10,306,710.44**	**100.00**

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	90	10,306,710.44	100.00	114,519.00	8.11311	94.54	608
TOTAL	**90**	**10,306,710.44**	**100.00**	**114,519.00**	**8.11311**	**94.54**	**608**

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	90	10,306,710.44	100.00
TOTAL	**90**	**10,306,710.44**	**100.00**

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	**13**	**1,981,172.28**	**19.22**
No PP	13	1,981,172.28	19.22
Yes	**77**	**8,325,538.16**	**80.78**
2Y PP	43	5,120,270.74	49.68
3Y PP	34	3,205,267.42	31.10
TOTAL	**90**	**10,306,710.44**	**100.00**

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AL	1	229,211.16	2.22
CA	5	1,734,221.04	16.83
CO	1	198,000.00	1.92
FL	3	216,706.89	2.10

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
IL	5	740,520.00	7.18
IN	12	800,275.22	7.76
KS	2	287,050.00	2.79
LA	1	112,500.00	1.09
MD	2	542,050.00	5.26
MI	18	1,643,758.75	15.95
MN	1	227,000.00	2.20
MO	18	1,641,483.34	15.93
MS	1	57,770.77	0.56
NM	3	339,302.28	3.29
NV	1	142,277.51	1.38
OH	5	305,800.24	2.97
PA	1	71,857.58	0.70
TX	7	591,375.66	5.74
UT	1	94,500.00	0.92
WA	1	147,900.00	1.43
WI	1	183,150.00	1.78
TOTAL	**90**	**10,306,710.44**	**100.00**

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	**75**	**8,415,401.58**	**81.65**
5.000 - 5.499	5	740,520.00	7.18
6.000 - 6.499	69	7,602,913.78	73.77
6.500 - 6.999	1	71,967.80	0.70
FIXED	**15**	**1,891,308.86**	**18.35**
0.000 - 0.499	15	1,891,308.86	18.35
TOTAL	**90**	**10,306,710.44**	**100.00**

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	15	1,891,308.86	18.35
WSJ-6MLIBOR	75	8,415,401.58	81.65
TOTAL	**90**	**10,306,710.44**	**100.00**

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED	15	1,891,308.86	18.35	7.50620	6.99770	126,133.33	360	359	1	624	42.69	84.24	94.52	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	62	6,680,024.31	64.81	8.15739	7.64889	107,780.56	360	359	1	606	39.20	87.35	94.45	5.99656	2.00000	1.00000	6.00000	23
LIBOR 3/6 ARM	13	1,735,377.27	16.84	8.60413	8.09563	133,508.08	360	359	1	596	41.42	88.90	94.93	5.64721	2.00000	1.00000	6.00000	35
TOTAL	**90**	**10,306,710.44**	**100.00**	**8.11311**	**7.60461**	**114,555.56**	**360**	**359**	**1**	**608**	**40.21**	**87.04**	**94.54**	**5.92452**	**2.00000**	**1.00000**	**6.00000**	**25**

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
NON-IO	90	10,306,710.44	100.00
TOTAL	**90**	**10,306,710.44**	**100.00**

Collateral Grouped by Geographic Distribution

STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Alabama	23	2,308,775.91	0.72
Alaska	8	1,434,221.42	0.45
Arizona	115	14,802,989.56	4.64
Arkansas	4	347,621.60	0.11
California	234	68,006,600.45	21.31
Colorado	27	5,030,579.62	1.58
Connecticut	16	2,896,806.68	0.91
Delaware	3	590,133.00	0.18
Florida	237	39,037,226.46	12.23
Georgia	34	4,528,335.29	1.42
Hawaii	7	2,417,150.00	0.76
Idaho	1	86,633.70	0.03
Illinois	140	23,902,863.11	7.49
Indiana	91	7,116,174.09	2.23
Iowa	18	1,703,012.87	0.53
Kansas	11	1,100,741.42	0.34
Kentucky	17	1,710,216.93	0.54
Louisiana	32	3,276,781.22	1.03
Maine	4	521,200.00	0.16
Maryland	58	12,036,084.83	3.77
Massachusetts	10	2,777,477.06	0.87
Michigan	165	17,162,109.02	5.38
Minnesota	30	4,775,648.10	1.50
Mississippi	11	1,055,387.06	0.33
Missouri	71	7,243,375.38	2.27
Nebraska	5	351,950.15	0.11
Nevada	31	5,306,815.79	1.66
New Hampshire	4	664,404.19	0.21
New Jersey	53	13,786,209.35	4.32
New Mexico	13	1,701,525.45	0.53
New York	100	32,338,264.34	10.13
North Carolina	17	1,884,237.26	0.59
North Dakota	2	257,036.95	0.08
Ohio	12	1,330,041.21	0.42
Oklahoma	16	1,695,542.19	0.53
Oregon	3	501,005.98	0.16
Pennsylvania	71	9,040,600.34	2.83
Rhode Island	1	324,000.00	0.10
South Carolina	5	564,590.16	0.18
South Dakota	1	173,700.00	0.05
Tennessee	40	3,915,301.61	1.23
Texas	75	7,352,011.56	2.30
Utah	18	2,409,877.73	0.76
Washington	26	4,793,459.64	1.50
Wisconsin	40	4,613,611.36	1.45
Wyoming	2	216,488.83	0.07
TOTAL	**1,902**	**319,088,818.87**	**100.00**

Roxborough, Claude W.

To: Durden, Robert R (Exchange)

Subject: RE: BSABS 05-AQ1

From: Durden, Robert R (Exchange) [mailto:rdurden@bear.com]
Sent: Tuesday, April 12, 2005 10:31 AM
To: James.Burke1@wachovia.com
Cc: Calabrese Jr., Ernest (Exchange); McCann, Robert (Exchange); Roxborough, Claude W.
Subject: RE: BSABS 05-AQ1

Requested information below.

1. What is the % of silent second liens? 3.23%
2. What is the WACLTV (including silent seconds)? 89.80%
3. What is the avg. DTI ratio? 39.34%
4. What are the rating agency expected cum losses? Fitch – 6.75% - Moody's – 5.85%

The information contained herein will be supplemented by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets.

Robert R. Durden
Fixed Income
Mortgage Finance
Bear, Stearns & Co. Inc.
383 Madison Avenue
New York, NY 10179
(212) 272-5714 Tel
(212) 272-5591 Fax